File No. 0-27884
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December, 2006
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑                    Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐                    No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _____________.]

Monthly Sales Report- December 2006	3

Regulated Announcement for the month of December 2006	4 ~ 5

Signatures	6

MACRONIX INTERNATIONAL CO., LTD.
For the month of December 2006
This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of December 2006.
     Sales volume (NT$ : Thousand)

Time	Item	2006	2005	Changes	(%)
December	Invoice amount	1,634,202	1,519,950	+114,252	+ 7.52%
December	Net Sales	1,601,340	1,504,572	+ 96,768	+ 6.43%
     Funds lent to other parties (NT$ : Thousand) :

	Bal. As of	Bal. As of	Limit of lending
	November, 2006 end	December, 2006 end
MXIC	0	0	14,914,542
MXIC’s subsidiaries	0	0	6,252,465
     Endorsements and guarantees (NT$ : Thousand) :

	Limit of endorsement	December	Bal. As of period end
MXIC	14,914,542	0	1,910,067
MXIC’s subsidiaries	87,191	0	0
MXIC endorses for subsidiaries		0	1,910,067
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0
Financial derivatives transactions (NT$ : Thousand)
4-1 Trading purpose :

Option
		Future	Sell		Buy		Forward	Swap	Others
			Call	Put	Call	Put
Margin Payment		—	—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—	—
Outstanding Contract	Notional Amount	—	—	—	—	—	—	—	—
	Mark to Market Value	—	—	—	—	—	—	—	—
Expired Contract	Notional Amount	—	—	—	—	—	—	—	1,096,400
	Recognized Amount	—	—	—	—	—	—	—	2,413
4-2 Hedging purpose (for assets / liabilities            denominated in foreign currencies) : None

MACRONIX INTERNATIONAL CO., LTD.
For the month of December 2006
This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC ; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC ; 3) outstanding units and shares of ADR ; 4) outstanding amount of Convertible Bonds by MXIC for the month of December 2006.
     The trading of directors, supervisors, executive officers and 10% shareholders :

		Number of
		shares held when	Number of	Number of shares
Title	Name	elected (for	shares held as	held as
		Directors,	November 30, 2006	December 31, 2006	Changes
		Supervisors and
		Executive Officers)
Associate Vice President	Y.L. Lin	0	2,643,547	2,613,547	-30,000
Associate Vice President	Allen Dai	0	317,119	197,119	-120,000
Associate Vice President	C.D. Lin	0	1,037,123	1,017,123	-20,000
Associate Vice President	Paul Yeh	0	3,783,418	3,753,418	-30,000
     The clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders : None
     The pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders : None
     Outstanding units and shares of ADR :

Outstanding of units on	Outstanding of shares on	Outstanding of units on	Outstanding of shares on
November 30, 2006	November 30, 2006	December 31, 2006	December 31,2006
1,487,784.7	14,877,847	1,628,984.7	16,289,847

MACRONIX INTERNATIONAL CO., LTD.
For the month of December 2006
This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of December 2006.
     The acquisition of assets : None
     The disposal of assets : None

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: January 22, 2007	By:	/s/ Paul Yeh
Name: Paul Yeh
Title: Associate Vice President of Finance Center